SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13d-a AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-2(a)
(Amendment No. ___)*
Emmis Communications Corporation
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of class of securities)
291525103
(CUSIP number)
Leslie A. Drockton, Benesch Friedlander Coplan & Aronoff LLP
200 Public Square, Suite 2300, Cleveland, Ohio 44114, (216) 363-4186
(Name, address and telephone number of person authorized to receive notices and communications)
July 9, 2010
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 6 pages)

CUSIP No.	291525103	13D	Page 2 of 6 pages

1	NAME OF REPORTING PERSONS: Kevan A. Fight

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		124,440(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		124,440 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

124,440 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

.37%(1)

14	TYPE OF REPORTING PERSON:

IN

(1)	Reporting Person beneficially owns 51,000 shares of 6.25% Series A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 124,440 shares of Class A Common Stock. The calculation of percentage ownership is based on 32,913,373 shares of Class A Common Stock outstanding as of June 16, 2010 as disclosed in the Company’s Schedule 14d-9 filed on June 23, 2010, plus 124,440 shares of Class A Common Stock that would be issued upon conversion of the 51,000 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Company held by the Reporting Person.

     Item 1. Security and Issuer.
     This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Emmis Communications Corporation, an Indiana corporation (the “Company”). The address of the executive offices of the Company is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.
     Item 2. Identity and Background.
     (a)-(f) This Schedule 13D is being filed by Kevan A. Fight (the “Reporting Person”). Mr. Fight, a citizen of the United States of America, has a business address of 6787 Walter Waite Court North, Brecksville, Ohio 44141. The principal business of the Reporting Person is the managing partner of Double Diamond Partners, L.L.C., a private investment company.
     During the past five years, the Reporting Person has not been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person expended $300,521 of his personal funds to purchase the 51,000 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”) held by the Reporting Person, which Preferred Stock is convertible into Class A Common Stock.
     Item 4. Purpose of Transaction.
     The Reporting Person is aware that on May 25, 2010, the Company executed an agreement and plan of merger (the “Merger Agreement”), that if consummated would result in the Company being taken private by Jeffrey H. Smulyan, the Company’s Chairman, Chief Executive Officer and President. The Merger Agreement provides for a series of transactions, including (a) a cash tender offer for the Company’s Class A Common Stock, (b) an offer to exchange (the “Exchange Offer”) all outstanding Preferred Stock for new 12% PIK Senior Subordinated Notes due 2017, and (c) a solicitation of proxies to amend certain terms of the Preferred Stock (such amendments or any other amendment or amendments that adversely affect the rights or preferences of the holders of Preferred Stock, whether or not proposed in connection with the Merger Agreement are referred to herein as the “Proposed Amendments”). Adoption of the Proposed Amendments described in the Merger Agreement requires the affirmative vote of holders of at least 2/3 of the outstanding Preferred Stock, voting as a separate class.
     On July 9, 2010, Double Diamond Partners LLC (an affiliate of the Reporting Person), Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund, SPC (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of them agreed, subject to certain exceptions, to: (1) vote or cause to be voted any and all of its Preferred Stock against the Proposed Amendments; (2) restrict dispositions of Preferred Stock; (3) not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting or disposing of any securities of the Company, or derivative instruments with respect to securities of the Company; (4) consult with each other prior to making any public announcement concerning the Company; and (5) share certain expenses incurred in connection with their investment in the Preferred Stock, in each case during the term of the Lock-Up Agreement. As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act. The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to full text of the Lock-Up Agreement, a copy of which is filed herewith as Exhibit 1 hereto and is incorporated herein by reference. The Reporting Person signed an acknowledgement for the benefit of the Locked-Up Holders, as the beneficial owner of the Preferred Stock reported herein, agreeing to be bound by the terms and conditions of the Lock-Up Agreement as if he had originally executed the Lock-Up Agreement as a Locked-Up Holder. A copy of the Acknowledgement is attached hereto as Exhibit 2 and is incorporated herein by reference.
     The Reporting Person acquired and continues to hold the Preferred Stock reported herein for investment purposes. The Reporting Person may from time to time engage the Company, its representatives or other relevant parties in discussions regarding the Exchange Offer, the Proposed Amendments and other related matters relevant to the Reporting Person’s investment in the Company, and may discuss with such parties alternatives to such Exchange Offer and Proposed Amendments. Depending on market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may sell all or a portion of his shares, or may purchase additional securities of the Company, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.
     Item 5. Interest in Securities of the Issuer.
     (a) As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 51,000 shares of Preferred Stock, which are convertible into an aggregate of 124,440 shares of Class A Common Stock. Such shares of Class A Common Stock represent approximately .37% of the shares of Class A Common Stock outstanding. The foregoing percentage is based on 32,913,373 shares of Class A Common Stock outstanding as of June 16, 2010, as disclosed in the Company’s Schedule 14d-9 filed on June 23, 2010, plus 124,440 shares of Class A Common Stock that would be issued upon conversion of the 51,000 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Company held by the Reporting Person.
     (b) The Reporting Person has sole voting and dispositive power with regard to the Preferred Stock that he holds.
     (c) During the past sixty days, the Reporting Person has not affected any transaction in the Preferred Stock or Class A Common Stock of the Company.

     (d) Other than the Reporting Person who directly holds the Class A Common Stock, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Preferred Stock or Class A Common Stock.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
     Other than the Lock-Up Agreement, the Reporting Person has no contracts, arrangements, understandings or relationship (legal or otherwise) with respect to any securities of the Company.
     Item 7. Materials to be Filed as Exhibits.
     1. Lock-Up Agreement, dated as of July 9, 2010, by and among Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff and LKCM Private Discipline Master Fund, SPC.
     2. Acknowledgement of Kevan A. Fight dated July 16, 2010.

SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 16, 2010

By:	/s/ Kevan A. Fight
Kevan A. Fight